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                                  SCHEDULE 13D

                                 (RULE 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               RSI Holdings, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                   749723 10 2
                                 (CUSIP Number)


    Buck A. Mickel, Post Office Box 6721, Greenville, SC 29606 (864) 271-7171
    -------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                 August 12, 2004
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 749723 10 2                                   PAGE   2  OF    6  PAGES
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   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Buck A. Mickel
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
          (See Instructions)                                        (b) |X|

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                            |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          US
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        NUMBER OF               7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   3,463,975
        OWNED BY
          EACH               ---------------------------------------------------
        REPORTING
         PERSON
          WITH                   8    SHARED VOTING POWER

                                     50,000
                            ---------------------------------------------------

                                9    SOLE DISPOSITIVE POWER

                                     3,463,975
                            ----------------------------------------------------

                               10    SHARED DISPOSITIVE POWER

                                     50,000
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,513,975

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                   |X|


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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          43.53%
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  14      TYPE OF REPORTING PERSON

          IN
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


ITEM 1.  SECURITY AND ISSUER

         a. Title and class of equity securities:

                           Common Stock

         b. Name and address of principal executive offices of Issuer:

                           RSI Holdings, Inc.
                           28 East Court Street
                           Greenville, SC 29601

ITEM 2.  IDENTITY AND BACKGROUND

         a. Name of filing person:

                           Buck A. Mickel

         b. Business Address:

                           28 East Court Street
                           Greenville, SC 29601

         c. Principal occupation:

                           President,  Chief Executive Officer and a director of
RSI Holdings, Inc.

         d. During the last five years, Mr. Mickel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mr. Mickel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Citizenship:

                           United States of America

Buck A. Mickel may be deemed part of a "group" with his siblings, Charles C. Mickel and Minor Mickel Shaw, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), with respect to the August 12, 2004 proposal described in the response to Item 4 below. The following information is provided with respect to such a "group".

(a) The information contained in the response to Item 2 of Amendment No. 4 to Schedule 13D of Charles C. Mickel with respect to the common stock of the Company is incorporated herein by reference.
(b) The information contained in the response to Item 2 of Amendment No. 5 to Schedule 13D of Minor Mickel Shaw with respect to the common stock of the Company is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Buck A. Mickel and his siblings, Charles C. Mickel and Minor Mickel Shaw, have made an offer to the Company's board, presented to the board on August 16, 2004, to acquire the Company in a "going private" transaction pursuant to Rule 13e-3 promulgated under the 1934 Act. Pursuant to a letter dated August 12, 2004, the Mickel siblings propose to acquire all of the Company's common stock by means of a merger of the Company with an acquisition entity to be formed and owned by them. Pursuant to the proposed merger, all shares of the Company's common stock, other than any shares beneficially owned by any of the Mickel siblings, would be acquired for cash at price of $0.10 per share. As a consequence of the consummation of the proposed merger, the Company's common stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act. The offer is conditioned on approval by the Company's board of directors, including the special committee of non-employee directors formed by the board to consider the proposal, and on approval by at least 95% of the Company's stockholders. The Mickel siblings will have funds available to finance the payment of the merger consideration, and there is no funding-related condition to the offer. The special committee is comprised of Charles Bolt and C.C. Guy, neither of whom will serve on the board of the entity surviving the merger.

         Buck A. Mickel understands that Charles C. Mickel is the beneficial owner of 1,473,851 shares or approximately 18.77% of the Company's common stock (which amount includes 6,666 shares underlying currently exercisable options) and that Minor Mickel Shaw is the beneficial owner of 705,362 shares or approximately 8.99% of the Company's common stock. The Mickel siblings' aggregate beneficial ownership of the Company's common is approximately 71.29%. Buck A. Mickel disclaims beneficial ownership of the shares beneficially owned by his siblings.

         Except as described above, Mr. Mickel holds his Shares primarily for investment and has no plan or proposal which would result in:

         a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         e. Any material change in the present capitalization or dividend policy of the Issuer;
         f. Any other material change in the Issuer's business or corporate structure;
         g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
         h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         j. Any action similar to any of these enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

                  Number of Shares                            Percentage

                      3,513,975*                                 43.53%

                  * Includes  226,666 shares  underlying  currently  exercisable options.

         b. Number of Shares as to which there is:

                  (i) Sole power to vote or to direct the vote:

                           3,463,975

                  (ii) Shared power to vote or to direct the vote:

                           50,000

                  (iii) Sole power to dispose or direct the disposition:

                           3,463,975

                  (iv) Shared power to dispose or direct the disposition:

                           50,000

                  (v) Parties with whom stock powers are shared:

                           Wife.

         c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to paragraph
(a):

                  Not applicable.

         d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

                  The 50,000 shares with respect to which Buck A. Mickel is reporting shared power to dispose or direct the disposition of and vote or direct the vote of are owned directly by Mr. Mickel's wife.

         e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

Buck A. Mickel may be deemed part of a "group" with his siblings, Charles C. Mickel and Minor Mickel Shaw, for purposes of Section 13(d) of the 1934 Act, with respect to the August 12, 2004 proposal described in the response to Item 4 above. The following information is provided with respect to such a "group".

         (a) The information contained in the response to Item 5 of Amendment No. 4 to Schedule 13D of Charles C. Mickel with respect to the common stock of the Company is incorporated herein by reference.

         (b) The information contained in the response to Item 5 of Amendment No. 5 to Schedule 13D of Minor Mickel Shaw with respect to the common stock of the Company is incorporated herein by reference.

         (c)      With respect to any such "group":

                  a. Aggregate number and percentage of class of securities beneficially owned:

                       Number of Shares                       Percentage

                         5,693,188                              70.46%

                      * Includes 233,332 shares underlying currently exercisable options.

                   b. Number of Shares as to which there is:

                    (i) Sole power to vote or to direct the vote:

                           5,643,188

                    (ii) Shared power to vote or to direct the vote:

                           50,000


                    (iii) Sole power to dispose or direct the disposition:

                           5,643,188

                    (iv) Shared power to dispose or direct the disposition:

                           50,000

                    (v) Parties with whom stock powers are shared:

                           With respect to Buck A. Mickel:  Wife.

         c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to paragraph
(a):

                  Not applicable.

         d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

                  The 50,000 shares with respect to which Buck A. Mickel is reporting shared power to dispose or direct the disposition of and vote or direct the vote of are owned directly by Mr. Mickel's wife.

         e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

ITEM 6.

         Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:


         See the response to Item 4 above, which is incorporated herein by reference.

ITEM 7.

         Material to be Filed as Exhibits:

         Letter, dated August 12, 2004, to RSI Holdings, Inc. from Buck A. Mickel, Charles C. Mickel and Minor Mickel Shaw.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     August 23, 2004

                                               /s/ Buck A. Mickel
                                               ------------------------------
                                               Buck A. Mickel